SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
FORM U-6B-2

Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by
NEW YORK STATE ELECTRIC & GAS CORPORATION

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of security or securities.

Unsecured Notes

2.  Issue, renewal or guaranty.

Issue

3.  Principal amount of each security.

$100,000,000

4.  Rate of interest per annum of each security.

5 1/2%

5.  Date of issue, renewal or guaranty of each security.

The date of issue is November 18, 2002.

6.  If renewal of security, give date of original issue.

Not Applicable.

7.  Date of maturity of each security.

November 15, 2012

8.  Name of person to whom each security was issued, renewed or guaranteed.

Issued to the public pursuant to an underwritten offering.

9.  Collateral given with each security, if any.

Not applicable.

10.  Consideration received for each security.

$98,827,000

11.  Application of proceeds of each security.

To pay substantially all of the optional redemption price of our 8.30% Series first mortgage bonds, which is expected to occur on December 15, 2002.

12.  Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a.  the provisions contained in the first sentence of Section 6(b)  ___
b.  the provisions contained in the fourth sentence of Section 6(b) ___
c.  the provisions contained in any rule of the Commission other than Rule U-48  X

13.  Not Applicable.

14.  Not Applicable.

15.  If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52.
Date: November 25, 2002	NEW YORK STATE ELECTRIC & GAS CORPORATION By: /s/Sherwood J. Rafferty Sherwood J. Rafferty Senior Vice President and Chief Financial Officer